SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934
Date of Announcement: 24 January 2017
BT Group plc
(Translation of registrant's name into English)
BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......           No ..X..

 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

January 24, 2017

Update on investigation into BT's Italian business and on BT Group outlook
Update on investigation into BT's Italian business
BT previously announced on 27 October 2016 that an initial internal investigation of accounting practices in its Italian business had identified certain historical accounting errors and areas of management judgement requiring reassessment. At that time, we announced the write down of items on the balance sheet by £145m, being the then best estimate of the financial impact of these issues.
Since then we have progressed the investigation, which has included an independent review by KPMG LLP of the accounting practices in our Italian operations and our own comprehensive balance sheet review. These investigations have revealed that the extent and complexity of inappropriate behaviour in the Italian business were far greater than previously identified and have revealed improper accounting practices and a complex set of improper sales, purchase, factoring and leasing transactions. These activities have resulted in the overstatement of earnings in our Italian business over a number of years.
The investigation into the financial position of our Italian business is now substantially complete. The adjustments identified have increased from the £145m announced in our half-year update to a total of around £530m. We are still evaluating what proportion of the total adjustments should be treated as prior year errors, and what proportion should be treated as the reassessment in the current year of management estimates. Work is also ongoing to establish how these adjustments should be reflected in BT Group's financial statements for the current and previous periods in light of applicable accounting requirements.
In addition, we would expect the matters described above to result in a reduction in our Q3 adjusted revenue and adjusted EBITDA of around £120m, and in a reduction in Q3 normalised free cash flow of around £100m. For 2016/17 as a whole, relative to our prior outlook, we would expect a decrease in adjusted revenue of around £200m, in adjusted EBITDA of around £175m, and of up to £500m of normalised free cash flow due to the EBITDA impact and the one-off unwind of the effects of inappropriate working capital transactions. For 2017/18, we would expect a similar annual impact to adjusted revenue and adjusted EBITDA as in 2016/17, with the EBITDA impact flowing through to normalised free cash flow. An updated outlook for the Group reflecting the above and other matters is set out below.
The EBITDA contribution of the Italian business included in the Group's reported EBITDA for the financial year ended 31 March 2016 was around 1%.
The improper behaviour in our Italian business is an extremely serious matter, and we have taken immediate steps to strengthen the financial processes and controls in that business. We suspended a number of BT Italy's senior management team who have now left the business. We have also appointed a new Chief Executive of BT Italy who will take charge on 1 February 2017. He will review the Italian management team and will work with BT Group Ethics and Compliance to improve the governance, compliance and financial safeguards in our Italian business.
Further, we are conducting a broader review of financial processes, systems and controls across the Group. The BT Group Remuneration Committee will consider the wider implications of the BT Italy investigation.

Gavin Patterson, Chief Executive BT Group plc, said:

"We are deeply disappointed with the improper practices which we have found in our Italian business. We have undertaken extensive investigations into that business and are committed to ensuring the highest standards across the whole of BT for the benefit of our customers, shareholders, employees and all other stakeholders."

Update on BT Group outlook
For Q3, with the exception of the financial impact of the BT Italy investigation, we expect to report results broadly in line with market expectations.   Our consumer-facing businesses are set to report good revenue growth, with Consumer delivering continued volume and ARPU1 growth and EE achieving revenue growth for the first time.  Within Business and Public Sector, Corporate and SME continue to benefit from the integration of EE and strong mobile demand, while Wholesale and Ventures is seeing an improving underlying revenue trend.  Openreach is expected to report its highest ever fibre broadband connections, and an improvement in customer experience, including halving missed appointments year on year.
Looking ahead, however, the outlook for UK public sector and international corporate markets has deteriorated. For Business and Public Sector, this means we now expect a double-digit year on year percentage decline in Q4 underlying EBITDA adjusted for the acquisition of EE.
As a result of the outcome of the BT Italy investigation and the pressures in the UK public sector and international corporate markets, we now expect underlying revenue excluding transit adjusted for the acquisition of EE to be broadly flat in 2016/17 and adjusted EBITDA to be around £7.6bn.  Normalised free cash flow is now expected to be around £2.5bn.
For 2017/18, we now expect both underlying revenue excluding transit and adjusted EBITDA to be broadly flat year on year. We expect normalised free cash flow to be £3.0bn - £3.2bn.
This outlook is provided on the basis of our existing investment plans.
We continue to expect to grow our dividend per share by at least 10% in both 2016/17 and 2017/18. We have completed our £206m buy back of shares in 2016/17 to help counteract the dilutive effect of all-employee share option plans maturing in the year.
In summary, our outlook for 2016/17 and 2017/18 is as follows:
	2016/17	2017/18
Change in underlying revenue2 excluding transit3	Broadly flat	Broadly flat
EBITDA4	c.£7.6bn	Broadly flat
Normalised free cash flow5	c.£2.5bn	£3.0bn - £3.2bn
Dividend per share	≥10% growth	≥10% growth
Share buyback	£206m

1 Average Revenue Per User
2 Excludes specific items, foreign exchange movements and the effect of acquisitions and disposals
3 Measured as though EE had been part of the group from 1 April 2015
4 Before specific items
5 Before specific items, pension deficit payments and the cash tax benefit of pension deficit payments

-ends-

Enquiries

Press office:
Ross Cook	Tel: 020 7356 5369

Investor relations:
Carl Murdock-Smith	Tel: 020 7356 4909

Investor and Analyst Call:
Time: 08:00 UK time 24 January 2017
 Dial in:
Tel	+44 (0)1296 311 600
Passcode:	January
Lines available from approximately 07:45 UK time

Conference call replay:
Tel	+44 (0)207 136 9233
Passcode:	5989 4118
Replay available from 10:30 UK time for 7 days

About BT
BT's purpose is to use the power of communications to make a better world. It is one of the world's leading providers of communications services and solutions, serving customers in 180 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband, TV and internet products and services; and converged fixed-mobile products and services.  BT consists of six customer-facing lines of business: Consumer, EE, Business and Public Sector, Global Services, Wholesale and Ventures, and Openreach.
For the year ended 31 March 2016, BT Group's reported revenue was £19,042m with reported profit before taxation of £3,029m.
British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.
For more information, visit www.btplc.com

Forward-looking statements - caution advised

Certain statements in this release are forward-looking and are made in reliance on the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995.  These statements include, without limitation, those concerning: our outlook for 2016/17 and 2017/18 including revenue, EBITDA and free cash flow; dividend growth; and our investment plans.

Although BT believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct.  Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements.

Factors that could cause differences between actual results and those implied by the forward-looking statements include, but are not limited to: material adverse changes in economic conditions in the markets served by BT whether as a result of the uncertainties arising from the UK's exit from the EU or otherwise; future regulatory and legal actions, decisions, outcomes of appeal and conditions or requirements in BT's operating areas, including the outcome of OFCOM's strategic review of digital communications in the UK, as well as competition from others; selection by BT and its lines of business of the appropriate trading and marketing models for its products and services; fluctuations in foreign currency exchange rates and interest rates; technological innovations, including the cost of developing new products, networks and solutions and the need to increase expenditures for improving the quality of service; prolonged adverse weather conditions resulting in a material increase in overtime, staff or other costs, or impact on customer service; developments in the convergence of technologies; external threats to cyber security, data or resilience; political and geo-political risks; the anticipated benefits and advantages of new technologies, products and services not being realised; the timing of entry and profitability of BT in certain markets; significant changes in market shares for BT and its principal products and services; the underlying assumptions and estimates made in respect of major customer contracts proving unreliable; the anticipated benefits and synergies of the EE integration not being delivered; the outcome of the BT Italy investigations and BT's broader review of financial processes, systems and controls across the Group; and general financial market conditions affecting BT's performance and ability to raise finance.  BT undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)
 By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.
Date 24 January 2017